Room 4561

	September 7, 2005

Mr. Willem M. Smit
Chief Executive Officer
Playlogic Entertainment, Inc., f/k/a Donar Enterprises, Inc.
c/o Harvard Business Services, Inc.
25 Greystone Manor
Lewes, Delaware 19958

Re:	Playlogic Entertainment, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2 filed
August 31, 2005
	File No. 333-126721

Dear Mr. Smit:

      We have reviewed your filing and responses to the comments in our letter dated August 16, 2005 and have the following additional comment.

Registration Statement on Form SB-2

General

1. We note your response to comment no. 1. Please provide us the basis for not presenting the financial information for Donar
Enterprises, the entity prior to your reverse merger on June 30, 2005, for the years ended December 31, 2003 and 2004.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Anne
Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-
3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile

	Paul B. Downs, Esq.
	Alex Gordon, Esq.
	Heller Ehrman LLP
	7 Times Square
	New York, New York 10036
	Telephone: (212) 832-8300
	Facsimile:  (212) 763-7600